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                                                                       Exhibit L

                              RECENT DEVELOPMENTS

Political Conditions

     The most recent national elections for the Grand National Assembly (the "Assembly") were held on November 3, 2002. The Justice and Development Party
(AKP) won 34.3% of the votes and 363 out of 550 seats in the Assembly. As a result of election irregularities in the province of Siirt, the High Electoral Board reset the election date to March 9, 2003. In the election on March 9, 2003, Mr. Recep Tayyip Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of the Republic, which received a vote of confidence from the Assembly. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the State Planning Organization. Mr. Kemal Unakitan, who leads the Privatization Administration, was appointed as the Finance Minister.

     The following table sets forth the composition of the Assembly by total number of seats as of January 28, 2004:

       Political Party                                           Number of Seats
       ---------------                                           ---------------
       Justice and Development Party (AKP)                             368
       Republican People's Party (CHP)                                 175
       True Path Party (DYP)                                            3
       Independent Candidates (no party affiliation)                    3
       Liberal Democrat Party (LDP)                                     1

General

     In 2002, the International Monetary Fund (the "IMF") Board and the Republic agreed on a stand-by arrangement for 2002-2004 (the "2002-2004 Stand-By Arrangement"), which provides for international lending of up to SDR1 12.8 billion. During 2002, Turkey drew SDR 9.9 billion under the facility. On April 18, 2003, the IMF released the fourth tranche, consisting of SDR 510.6 million, to Turkey (at the time of the release, approximately $701 million). The fifth tranche of SDR 340.2 million (at the time of the release, approximately $476 million) was released on August 1, 2003 following IMF Board approval. At the time of the release of the fifth tranche, the IMF also amended Turkey's principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006. The sixth tranche in the amount of SDR 340.2 (at the time of the release, approximately $502 million) was released by the IMF on December 18, 2003. As of the date of the release of the sixth tranche, Turkey had drawn SDR 10.8 billion (at the time of the release, approximately $16 billion) under the 2002-2004 Stand-By Arrangement. An IMF team, which arrived in Turkey in the second week of January 2004, completed the first stage of the seventh review discussions under the 2002-2004 Stand-By Arrangement. The seventh tranche, which is expected to be approximately SDR 340.2 million (as of January 28, 2004, approximately $507.9 million), is expected to be

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1    The Special Drawing Right, or SDR, serves as the unit of account of the
     IMF. The value of the SDR in terms of U.S. dollars was SDR1 = $1.49313 on January 28, 2004.

released after completion of the seventh review. The seventh review is expected to be completed in February 2004.

     Turkey had expected to have available from the International Bank for Reconstruction and Development (the "IBRD" or "World Bank") approximately $900 million under a public and financial sector adjustment loan for disbursement in 2003. However, no disbursements under the loan were made in 2003 and the full amount of the loan was carried over to 2004. The World Bank has also agreed to make available to Turkey a loan of $297 million for the period 2003-2006 to support basic education programs.

     In addition, the Government and the World Bank have completed negotiations regarding the new Country Assistance Strategy to define a strategic framework for the World Bank's support to Turkey. The new Country Assistance Strategy was approved by the Board of Directors of the World Bank on November 6, 2003. Pursuant to the new Country Assistance Strategy, the World Bank's $4.5 billion loan program, which includes the $900 million public and financial sector adjustment loan but does not include the $297 million loan to support basic education programs, is expected to continue in a manner consistent with the structural reforms to be undertaken in 2004.

     On November 7, 2002, Standard and Poor's outlook for its B- rating for Turkey was revised from negative to stable. On July 28, 2003, Standard and Poor's raised Turkey's rating from B- (stable outlook) to B (stable outlook) and on October 16, 2003, Standard and Poor's raised Turkey's rating to B+ (stable outlook). Moody's outlook for its B1 rating for Turkey was upgraded from negative to stable on October 21, 2003. On February 9, 2004, Fitch Ratings upgraded Turkey's rating to B+ (stable outlook) from B.

     The Tax Peace Law (Law No. 4811), which is commonly referred to as the "tax peace project," was enacted by the Assembly on January 16, 2003. The law was intended to resolve tax controversies by restructuring accrued and uncollected taxes. The Tax Peace Law was subsequently vetoed by President Sezer and resubmitted to the Assembly. The Assembly re-enacted the Tax Peace Law with no changes from the version previously enacted and President Sezer approved it. On February 27, 2003, the Tax Peace Law was published in the Official Gazette. With the implementation of the law, deferred tax receivables amounting to TL7.9 quadrillion have been restructured and, as of July 31, 2003, approximately TL2 quadrillion of this amount has been collected.

     On June 5, 2003, the Direct Foreign Investments Law (Law No. 4875) was enacted by the Assembly. The Direct Foreign Investments Law grants equal rights to foreign investors and abolishes minimum foreign investment capital requirements, special foreign investment permit requirements, and the prohibition on purchases of Turkish real estate by foreign individuals and firms. The Direct Foreign Investments Law was approved by President Sezer and, on June 17, 2003, was published in the Official Gazette.

     On July 17, 2003, the Assembly passed amendments to the Execution and Bankruptcy Act, which amendments are intended to enhance the effective enforcement of creditors' rights. The Act was published in the Official Gazette on July 30, 2003.

     Three laws regarding social security reform were passed by the Assembly in July 2003.
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     On December 10, 2003, the Assembly approved the Public Financial Management and Control Law (Law No. 5018), which was published in the Official Gazette on December 24, 2003.

     On December 25, 2003, the Assembly passed the New Tax Law (Law No. 5035), which is part of the Government's medium-term tax strategy to reform the current tax system in a manner consistent with Turkey's commitments under the 2002-2004 Stand-By Arrangement. The Law was published in the Official Gazette on January 2, 2004. Work on the draft laws implementing the second phase of the Direct Tax Law is also underway.

Key Economic Indicators

o Turkey's real gross national product ("GNP") increased 7.8% in 2002. In the first, second and third quarters of 2003 GNP grew by an estimated 7.4%, 3.7% and 4.9%, respectively, as compared to the first, second and third quarters of 2002.

o For the month of December 2003, Turkey's Consumer Price Index ("CPI") increased by 0.9% and its Wholesale Price Index ("WPI") increased by 0.6%. The core inflation rate increased by 0.9% for the month of December 2003.

o Turkey's WPI and CPI for the December 2002-December 2003 period were 13.9% and 18.4%, respectively.

o On January 28, 2004, the Central Bank foreign exchange buying rate for U.S. dollars was TL1,321,073 per U.S. dollar, compared to an exchange buying rate of TL1,652,815 per U.S. dollar on January 28, 2003.

o On January 19, 2004, the Government offered an interest rate of 27.74% for 91-day Treasury bills, compared to an interest rate of 50.41% for 92-day Treasury bills on January 20, 2003.

o    The industrial production index for the third quarter of 2003 grew by 9.4%.

o The unemployment rate increased to 12.3% in the first quarter of 2003, decreased to 10.0% in the second quarter of 2003 and further decreased to 9.4% in the third quarter of 2003.

o Official unemployment was 2,844,000 in the first quarter of 2003, 2,418,000 in the second quarter of 2003 and 2,328,000 in the third quarter of 2003.

o A Council of Ministers' Decree providing for an increase in the salaries of public civil servants was enacted and put into force on January 8, 2003. The rates of increase vary incrementally, from 6.5% to 13.7%, according to the employee's position.

Tourism

o From January to October 2003, tourism revenues increased by 12.0% to $8,703 million from approximately $7,774 million during the same period in 2002.

o From January to December 2003, the number of foreign visitors visiting Turkey increased by approximately 5.3% to approximately 13,956,405 from approximately 13,248,176 during the same period in 2002.

Foreign Trade and Balance of Payments

     Between January and October 2003, the trade deficit amounted to approximately $10,839 million, as compared to approximately $6,172 million in the same period in 2002.

     The current account balance produced a deficit of approximately $4,103 million between January and October 2003, as compared to a surplus of approximately $18 million in the same period in 2002.
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     As of January 2, 2004, total gross international reserves were approximately $49.5 billion (compared to $38.9 billion as of December 27, 2002), Central Bank reserves were approximately $33.7 billion (compared to $26.7 billion as of December 27, 2002), commercial bank reserves and special finance house reserves were approximately $14.3 billion (compared to $11.1 billion as of December 27, 2002) and gold reserves were approximately $1.6 billion (compared to $1.0 billion as of December 27, 2002). As of January 16, 2004, Central Bank reserves were approximately $34.0 billion.

Public Finance and Budget

o From January to December 2003, consolidated budget expenditures were approximately TL139,796 trillion and consolidated budget revenues were approximately TL100,238 trillion, compared to approximately TL114,002 trillion and TL73,569 trillion during the same period in 2002, respectively.

o From January to December 2003, the consolidated budget deficit was approximately TL39,557 trillion, compared to TL40,432 trillion during the same period in 2002.

o From January to December 2003, the primary surplus reached approximately TL19,051 trillion, compared to TL11,438 trillion during the same period in 2002.

o For the year ended December 31, 2001, the primary surplus amounted to TL12,299 trillion, or approximately 6.9% of GNP. For the year ended December 31, 2002, the primary surplus amounted to TL11,438 trillion, or approximately 4.2% of GNP. As of December 31, 2003, the primary surplus for the consolidated budget amounted to TL18,793 trillion, or approximately 5.0% of GNP.

o The Assembly passed the 2004 budget on December 24, 2003, and the budget was published in the Official Gazette on December 29, 2003.

     On January 8, 2003, the Government announced a fiscal measures package, which is expected to generate a total of TL6,200 trillion in revenues. The package consists of certain expenditure-cutting and revenue-raising measures intended to meet the targeted primary surplus rate of 6.5% for the 2003 budget. Projections for year-end 2003 prepared in July 2003 in connection with the fifth IMF review of the year-end primary surplus target pointed to a possible shortfall in the primary surplus target of approximately 0.7% of GNP for year-end 2003. In July 2003, in a further effort to meet the primary surplus target by year-end, the Government implemented additional measures, including an increase in some specific excise taxes, restrictions on expenditures to be financed from special revenues, and cuts in investments and current and transfer spending.

     In January 2004, the Government decided to reduce discretionary spending by 10% to cover the budgetary costs of pension and minimum wage increases.

Privatization

     The advisor for the privatization of Turk Telecom was selected in August 2002. Two separate decrees for the privatization of Turk Telecom were approved by the Council of Ministers on May 9, 2003 and were submitted to President Sezer for his review. On November 13, 2003, the Council of Ministers passed a decree relating to the sale of Turk Telecom, which stated that 51% of the shares of Turk Telekom will be sold through block sale and the remainder of the shares will be sold through an initial public offering. The block sale is expected to occur in May 2004 and the timing of the initial public offering is expected to be determined in the coming months.
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     The Government expects to implement privatizations valued at approximately
$5 billion in 2004. The Government's plans for privatization include, among others, Petkim (petrochemicals company), Tupras (petroleum refining company), Turkish Airlines, Tekel (tobacco and alcoholic beverages), certain sugar factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways and Bosphorus bridges and the privatization of Halk Bank and certain energy generation and distribution companies. Although the Government's target for privatization revenues in 2003 was $4 billion, revenues from privatizations for the year 2003 were approximately $171.6 million.

     On May 6, 2003, the Privatization Administration announced that the auction process for Petkim would be completed in early June 2003. On June 6, 2003, 88% of Petkim's shares were auctioned off for $605 million and Standart Kimya Petrol Dogalgaz Sanayive Ticaret A.S was the winning bidder. On August 6, 2003, the sale was cancelled because Standart Kimya Petrol Dogalgaz Sanayive Ticaret A.S failed to meet its financial obligations. On August 26, 2003, the Privatization Administration re-opened the auction for Petkim. The auction process for Petkim was extended through January 30, 2004, but too few bids were received and the sale process was postponed.

     The roadmap for the block sale of a controlling stake in Tupras was announced and tenders were accepted between June 7, 2003 and October 2, 2003. The final tender for a 65.76% stake in Tupras was completed in January 2004. The highest bid, equal to $1.3 billion, was jointly submitted by Efremov Kautschuk GmbH and Zorlu Group. The Privatization High Council approved the sale on February 9, 2004.

     A privatization plan for Tekel's tobacco and alcohol entities was approved by the Privatization High Council in December 2002. On November 5, 2003, the auctions for the tobacco and alcohol entities were held. The highest bids for the tobacco entities and alcohol entities were $1.15 billion and $292.0 million, respectively. On November 11, 2003, the tender for the tobacco entities was cancelled because the bid failed to meet the Government's expectations. On December 22, 2003, the Privatization High Council ratified the results of the tender for the alcohol entities. Negotiations with the highest bidder for the alcohol entities will commence following publication of the results of the tender in the Official Gazette. As of January 28, 2004, no plans for a new auction of the tobacco entities have been announced.

Banking System

     As of January 7, 2004, the Savings and Deposit Insurance Fund, or the SDIF, had taken over 21 private banks since 1997.

     On June 19, 2002, Pamukbank T.A.S. was taken over by the SDIF. A challenge by the majority shareholders of Pamukbank T.A.S. to the SDIF's takeover was resolved on January 27, 2003 with the signing of a protocol among the majority shareholders, the Banking Regulation and Supervision Agency, or the BRSA, and the SDIF. According to this protocol, Pamukbank T.A.S. will remain under the control of the SDIF, which will also control the interests of the majority shareholders of Pamukbank T.A.S. in Yapi Kredi Bank. The majority shareholders of Pamukbank T.A.S. have undertaken to dispose of a portion of their interests in Yapi Kredi Bank to a strategic partner within three years. As of July 31, 2003, two bids have been submitted for the purchase of Pamukbank T.A.S. through the auction process. The SDIF is currently considering the merger of Pamukbank with a state-owned bank.
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     On July 3, 2003, the banking license of Imar Bank T.A.S. was revoked because of its failure to meet its financial obligations when due. The decision to revoke the license was made in accordance with Turkey's efforts to rehabilitate the banking system framework. On October 30, 2003, a plan to repay the former depositors and other creditors of Imar Bank was announced.

     On December 26, 2003, several new amendments to the Banking Law were published in the Official Gazette. The primary purposes of the amendments were to restructure the BRSA and expand the SDIF's ability to collect receivables of banks that have been taken over by the SDIF by removing the time limits on collectability. As a result of the new amendments, the BRSA is responsible for regulatory and supervisionary duties and the SDIF is responsible for collecting receivables of banks that have been previously taken over by the SDIF.

Debt

     Net debt of the public sector was 91.7% and 79.4% of GNP in 2001 and 2002, respectively. Turkey's total internal debt was approximately TL194,387 trillion as of December 2003, compared to TL149,870 trillion as of December 2002.

     During the period from January to November 2003, the average maturity of Turkish internal public debt was 17.3 months, compared to 21.5 months in the same period of 2002. The average annual interest rate on internal public debt on a compounded basis was 64.2% as of December 2002, compared to 45.1% as of December 2003.

     As of the third quarter of 2003, the external debt was $142,037 million, of which $18,624 million was short-term debt. Since December 31, 2002, Turkey has issued the following external debt:

o $750 million of global notes on January 14, 2003, with a maturity of ten years and an 11.0% interest rate, which was increased to $1.5 billion on May 16, 2003.

o Euro 500 million of Eurobonds on January 24, 2003, with a maturity of five years and a 9.875% interest rate.

o $350 million of global notes on February 4, 2003, which global notes mature on January 13, 2008 and have a 10.50% interest rate.

o Euro 750 million of Eurobonds on June 18, 2003, with a maturity of seven years seven months and a 9.50% interest rate.

o $750 million of global notes on June 23, 2003, which global notes mature on March 19, 2008 and have a 9.875% interest rate.

o $1,250 million of global notes on September 18, 2003, which global notes mature on January 15, 2014 and have a 9.50% interest rate.

o $1,500 million of global notes on January 14, 2004, which global notes mature on February 14, 2034 and have a 8.00% interest rate.

     The aggregate amount of scheduled repayment of principal and interest on the medium- and long-term external debt of Turkey at September 30, 2003 was $29,419, $24,948 and $24,079 million for 2004, 2005 and 2006, respectively.

International Relations

     Although a strong ally of the United States, Turkey expressed certain reservations regarding military action against Iraq and, on March 1, 2003, the Assembly rejected the deployment of U.S. ground forces in Turkey for the war against Iraq. As a result of the war against Iraq, neighboring countries, including Turkey, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

     The seventh European Union harmonization package was approved by the Assembly on August 7, 2003.

     In September 2003, the United States and Turkey agreed upon the terms of up to $1.0 billion in grants for Turkey, which could be used to support up to $8.5 billion in direct loans or loan guarantees. As of December 31, 2003, no disbursements from the loan package have been made.

     The date of this Recent Developments update is February 11, 2004.